SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alberto-Culver Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                    _______013078100_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ December 3, 2010________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,326,270 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,326,270 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,326,270 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.35%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,997,560 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,132,860 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,132,860 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.16%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 425,749 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 425,749 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 425,749 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.43%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 24,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 24,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 24,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 30,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 30,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 30,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 57,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 57,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 57,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 013078100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of a private entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 70,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 70,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 70,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Alberto-Culver Company (the “Issuer”), a Delaware corporation with principal offices located at 2525 Armitage Avenue, Melrose Park, Illinois 60160.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), MJG-IV Limited Partnership (“MJG-IV”), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Green Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust and the GAMCO International SICAV (sub-fund GAMCO Stategic Value), (collectively, the “Funds”),  which are registered investment companies.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood SmallCap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission (“Commission”) regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds’ treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 (“Company Act”), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                      (f) – Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $166,716,074 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $60,964,585 and $82,750,943, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI used approximately $15,879,771 of client funds to purchase the Securities reported by it. MJG Associates used approximately $371,950 of client funds to purchase the Securities reported by it. Foundation used approximately $894,883 of working capital to purchase the Securities reported by it. GGCP used approximately $1,119,450 of working capital to purchase the Securities reported by it. GBL used approximately $2,124,943 of working capital to purchase the Securities reported by it. Mario Gabelli used approximately $2,609,550 of funds a private entity to purchase the Securities reported by it.

Item 4.                                Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,075,879 shares, representing 5.13% of the 98,887,760 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2010. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO	2,132,860	2.16%
Gabelli Funds GSI MJG Associates Foundation GGCP GBL Mario Gabelli	2,326,270 425,749 10,000 24,000 30,000 57,000 70,000	2.35% 0.43% 0.01% 0.02% 0.03% 0.06% 0.07%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 135,300 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
                      (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:
Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           December 10, 2010

GGCP, INC.
MARIO J. GABELLI
    MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer – Gabelli Funds, LLC

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.

 Schedule I
                  Information with Respect to Executive
             Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Michael G. Chieco	Vice President, Chief Financial Officer, Secretary
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Teton Advisors, Inc. Directors:
Howard F. Ward Bruce N. Alpert Nicholas F. Galluccio Robert S. Zuccaro	Chairman See above Chief Executive Officer and President Commonwealth Management Partners, LLLP 140 Greenwich Avenue Greenwich, CT 06430
Officers:
Howard F. Ward Nicholas F. Galluccio Jeffrey M. Farber Christopher J. Michailoff	See above See above Chief Financial Officer Acting Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Jeffrey M. Farber	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson	Vice President - Mutual Funds Treasurer Secretary
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson	President
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-ALBERTO CULVER COMPANY

GABELLI FOUNDATION, INC.
12/09/10 7,800 37.2800
12/03/10 1,200 37.2908
12/01/10 15,000 37.2900
MARIO J. GABELLI
11/09/10 60,000 37.2800
10/26/10 10,000 37.2750
GABELLI SECURITIES, INC.
12/01/10 500- 37.3144
11/26/10 500 37.2050
11/15/10 1,000 37.1851
11/08/10 500 37.2150
11/03/10 500 37.2942
10/29/10 500 37.2566
10/29/10 3,000 37.2550
10/26/10 3,000 37.2750
10/26/10 1,000 37.2855
10/25/10 500 37.3645
10/22/10 500 37.4010
GABELLI ASSOCIATES FUND II
12/09/10 2,500 37.2482
12/03/10 1,000 37.2650
11/26/10 500 37.2050
11/23/10 1,500 37.2000
11/22/10 1,000 37.2027
11/18/10 500 37.2050
11/16/10 1,000 37.1550
11/15/10 5,000 37.1851
11/12/10 1,500 37.2000
11/11/10 1,000 37.2050
11/10/10 1,000 37.2100
11/09/10 1,500 37.2200
11/05/10 2,500 37.2825
11/04/10 1,500 37.3091
11/03/10 2,000 37.2942
11/02/10 1,500 37.3016
11/01/10 2,500 37.2941
10/29/10 5,000 37.2566
10/28/10 1,000 37.2550
10/27/10 1,500 37.2550
10/26/10 9,500 37.2855
10/25/10 2,500 37.3645
10/22/10 1,500 37.4010
10/21/10 1,000 37.4650
10/18/10 1,000 37.5150
10/15/10 1,000 37.7125
10/14/10 500 37.7071
GABELLI ASSOCIATES FUND
12/09/10 6,000 37.2482
12/01/10 1,000- 37.3144
11/26/10 3,000 37.2050
11/23/10 4,000 37.2000
11/22/10 3,000 37.2027
11/19/10 500 37.2050
11/18/10 1,700 37.2050
11/17/10 157 37.1950
11/16/10 2,800 37.1550
11/15/10 18,917 37.1851
11/12/10 4,500 37.2000
11/11/10 1,850 37.2050
11/10/10 5,000 37.2100
11/09/10 4,500 37.2200
11/08/10 1,500 37.2150
11/05/10 10,000 37.2825
11/04/10 3,500 37.3091
11/03/10 7,100 37.2942
11/02/10 3,600 37.3016
10/29/10 19,160 37.2566
10/28/10 1,900 37.2550
10/27/10 7,100 37.2550
10/26/10 36,000 37.2855
10/25/10 9,500 37.3645
10/22/10 6,900 37.4010
10/21/10 2,000 37.4650
10/19/10 2,300 37.4711
10/18/10 2,500 37.5150
10/15/10 3,000 37.7125
10/14/10 2,065 37.7071
GABELLI ASSOCIATES LIMITED II E
12/09/10 2,000 37.2482
12/01/10 500- 37.3144
11/26/10 500 37.2050
11/23/10 2,000 37.2000
11/22/10 1,500 37.2027
11/18/10 500 37.2050
11/16/10 1,500 37.1550
11/15/10 7,000 37.1851
11/12/10 2,000 37.2000
11/11/10 1,000 37.2050
11/10/10 1,500 37.2100
11/09/10 2,000 37.2200
11/08/10 500 37.2150
11/05/10 3,500 37.2825
11/04/10 2,000 37.3091
11/03/10 2,500 37.2942
11/02/10 1,500 37.3016
11/01/10 2,500 37.2941
10/29/10 7,000 37.2566
10/28/10 1,500 37.2550
10/27/10 2,500 37.2550
10/26/10 13,000 37.2855
10/25/10 4,000 37.3645
10/22/10 2,500 37.4010
10/21/10 500 37.4650
10/20/10 500 37.4750
10/19/10 500 37.4711
10/18/10 500 37.5150
10/15/10 1,000 37.7125
10/14/10 1,500 37.7071
GABELLI ASSOCIATES LIMITED
12/09/10 4,700 37.2482
12/03/10 4,000 37.2650
11/26/10 500 37.2050
11/23/10 2,500 37.2000
11/22/10 1,000 37.2027
11/19/10 500 37.2050
11/16/10 1,500 37.1550
11/15/10 8,000 37.1851
11/12/10 2,000 37.2000
11/11/10 500 37.2050
11/10/10 2,500 37.2100
11/09/10 2,000 37.2200
11/05/10 4,000 37.2825
11/04/10 1,500 37.3091
11/03/10 3,500 37.2942
11/02/10 1,000 37.3016
11/01/10 500 37.2941
10/29/10 7,000 37.2566
10/28/10 1,500 37.2550
10/27/10 2,500 37.2550
10/26/10 15,500 37.2855
10/25/10 4,500 37.3645
10/22/10 3,000 37.4010
10/21/10 500 37.4650
10/20/10 500 37.4750
10/19/10 500 37.4711
10/18/10 1,000 37.5150
10/15/10 1,000 37.7125
10/14/10 1,500 37.7071
ALCE PARTNERS
11/29/10 10,000 37.2250
GAMCO INVESTORS, INC.
11/23/10 2,500 37.1950
11/16/10 2,040 37.2316
11/15/10 2,500 37.1850
11/12/10 2,000 37.1950
11/10/10 5,000 37.2050
11/05/10 18,800 37.2849
11/05/10 3,000 37.2850
11/03/10 5,000 37.2850
11/03/10 1,200 37.2750
10/26/10 10,000 37.2927
10/25/10 2,000 37.3550
10/22/10 5,000 37.3948
GAMCO ASSET MANAGEMENT INC.
12/09/10 200- 37.3300
12/09/10 15,000 37.2700
12/09/10 29,000 37.3000
12/09/10 800- 37.2401
12/09/10 200- 37.2500
12/08/10 25,000 37.3100
12/08/10 8,000 37.3200
12/08/10 25,000- 37.3100
12/08/10 25,000 37.3100
12/07/10 500- 37.3000
12/07/10 3,000 37.3000
12/06/10 4,880 37.2900
12/06/10 1,200 37.2900
12/06/10 600- 37.3100
12/03/10 35,000 37.3300
12/03/10 10,500 37.3086
12/03/10 800 37.2993
12/03/10 20,000 37.3200
12/03/10 800 37.3400
12/02/10 4,700 37.3400
12/02/10 10,000 37.3370
12/02/10 25,200- 37.2611
12/01/10 200- 37.2394
12/01/10 1,200 37.2799
12/01/10 15,000 37.2917
12/01/10 3,000 37.3200
12/01/10 7,000 37.3107
12/01/10 200- 37.2094
11/30/10 1,000- 37.1694
11/30/10 25,000 37.2688
11/29/10 2,400 37.2450
11/29/10 1,300 37.2026
11/29/10 20,000 37.2494
11/29/10 13,300 37.2520
11/29/10 3,700 37.2626
11/29/10 4,000 37.2471
11/29/10 1,600 37.2000
11/29/10 5,000- 37.1694
11/29/10 12,800 37.2100
11/29/10 3,700 37.2600
11/26/10 12,000 37.2400
11/24/10 1,000- 37.1594
11/24/10 4,100 37.2500
11/24/10 300- 37.1805
11/24/10 1,000 37.2100
11/24/10 200- 37.1593
11/24/10 200- 37.1593
11/23/10 300- 37.1594
11/23/10 39,000- 37.1430
11/23/10 25,000 37.2110
11/23/10 600- 37.1594
11/23/10 2,000 37.2100
11/23/10 1,500 37.2600
11/23/10 43,000 37.2493
11/22/10 13,000 37.2700
11/22/10 49,100 37.2523
11/19/10 1,000- 37.1704
11/18/10 200- 37.1713
11/18/10 800 37.2800
11/17/10 300- 37.1494
11/15/10 1,000 37.2200
11/15/10 1,000- 37.1694
11/12/10 200- 37.1593
11/12/10 600- 37.1594
11/11/10 500- 37.1694
11/10/10 1,400- 37.1719
11/10/10 200- 37.2016
11/10/10 300- 37.2094
11/09/10 700- 37.2194
11/08/10 400- 37.1914
11/08/10 100- 37.1913
11/08/10 92,300 37.2800
11/08/10 40,000 37.2830
11/05/10 11,500 37.3574
11/05/10 100- 37.2668
11/05/10 200- 37.2794
11/05/10 5,000- 37.2724
11/05/10 700- 37.2669
11/04/10 200- 37.2694
11/03/10 2,500 37.3100
11/03/10 700 37.3500
11/02/10 2,700 37.3400
11/02/10 32,800 37.3400
11/01/10 7,500 37.2950
11/01/10 200- 37.3393
10/29/10 18,000 37.3100
10/29/10 39,300 37.3044
10/29/10 3,500 37.3300
10/28/10 15,000 37.2750
10/28/10 38,500 37.3009
10/27/10 38,100 37.3020
10/27/10 2,500 37.2798
10/27/10 14,500 37.3000
10/26/10 2,800 37.2598
10/26/10 97,900 37.3423
10/26/10 400- 37.2993
10/26/10 500- 37.2994
10/25/10 20,000 37.3800
10/25/10 17,500 37.4194
10/25/10 180,000 37.4200
10/25/10 200- 37.3694
10/25/10 1,900- 37.3268
10/22/10 200- 37.3661
10/22/10 800- 37.3295
10/22/10 100- 37.3660
10/21/10 300- 37.4518
10/21/10 2,900- 37.4519
10/20/10 500- 37.4694
10/19/10 300- 37.4660
10/19/10 1,000- 37.4661
10/18/10 1,000- 37.7094
10/18/10 1,500- 37.6494
10/18/10 200- 37.5594
10/18/10 300- 37.5593
10/15/10 200- 37.7694
10/15/10 300- 37.6843
10/15/10 1,500- 37.6844
10/14/10 1,700- 37.6584
10/14/10 1,400- 37.6546
10/14/10 200- 37.6694
10/13/10 7,000- 37.6651
10/13/10 200- 37.6294
10/12/10 6,800- 37.5610
10/12/10 7,000- 37.4894
10/12/10 400- 37.5103
10/12/10 300- 37.5252
10/12/10 700- 37.5609
10/11/10 27,200- 37.5460
10/11/10 600- 37.5459
10/11/10 1,000 37.6900
10/11/10 200- 37.6026
10/11/10 16,000 37.5600
MJG ASSOCIATES, INC.
GABELLI FUND, LDC
11/23/10 4,600 37.1950
11/22/10 5,400 37.1950
GGCP, INC.
11/05/10 30,000 37.3150
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
11/05/10 15,000 37.3700
GAMCO STRATEGIC VALUE
11/23/10 5,000 37.2300
11/22/10 10,000 37.2700
10/29/10 15,000 37.3300
10/27/10 15,000 37.2900
GABELLI SMALL CAP GROWTH FUND
11/04/10 11,439 37.3400
11/03/10 188,561 37.3333
GABELLI HEALTHCARE & WELLNESS RX TRUST
10/27/10 10,000 37.3000
GABELLI DIVIDEND & INCOME TRUST
11/23/10 50,000 37.2500
11/09/10 75,583 37.2900
11/08/10 124,417 37.2962
11/05/10 145,000 37.3500
11/03/10 30,000- 37.2394
THE GABELLI GLOBAL DEAL FUND
12/03/10 15,000 37.3100
11/30/10 15,000 37.2800
11/24/10 20,000 37.2500
10/29/10 50,000 37.3284
10/27/10 50,000 37.3100
10/25/10 299,038 37.4057
10/22/10 50,962 37.4394
10/21/10 34,100 37.5000
10/19/10 5,900 37.5000
GABELLI ENTERPRISE M&A FUND
11/29/10 11,000 37.2500
11/08/10 24,000 37.2830
10/22/10 175,500 37.4532
GABELLI ABC FUND
11/22/10 24,500 37.2500
11/08/10 60,000 37.2830
11/04/10 139,980 37.3400
11/03/10 110,020 37.3308
10/27/10 15,000 37.3000
10/26/10 200,000 37.3900

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Alberto-Culver Company, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this December 10, 2010.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact

GABELLI FUNDS, LLC
TETON ADVISORS, INC.
GABELLI & COMPANY, INC.

By: /s/ Bruce N. Alpert
       Bruce N. Alpert
       Chief Operating Officer – Gabelli Funds, LLC
       Director – Teton Advisors, Inc.
       Vice President – Gabelli & Company, Inc.

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli Securities, Inc.